Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Highlands REIT, Inc.:
We consent to the use of our report incorporated by reference in the registration statement on Form S-8 (No. 333-210952) of Highlands REIT, Inc. of our report dated March 20, 2020, with respect to the consolidated balance sheets of Highlands REIT, Inc. as of December 31, 2019 and 2018, and the consolidated statements of operations and comprehensive income, equity, and cash flow for each of the years in the two-year period ended December 31, 2019 and the related financial statement schedule III, which report appears in the December 31, 2019 annual report on Form 10-K of Highlands, REIT, Inc. herein and to the reference to our firm under the heading “Experts” in the prospectus.
Our report on the consolidated financial statements refers to a change in the method of accounting for leases.

/s/ KPMG, LLP

Chicago, Illinois
March 20, 2020